UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No __)*

                            Brooke Credit Corporation
                  (formerly known as Oakmont Acquisition Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    11252N101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 18, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11252N101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     JACK SILVER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    5,000,000*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,000,000*
    WITH:       ----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

* Includes 305,000 shares of Common Stock held by Jack S. and Shirley M. Silver Foundation, a charitable trust of which Jack Silver is a trustee. Jack Silver disclaims any pecuniary interest in the shares of Common Stock held by Jack S. and Shirley M. Silver Foundation.

CUSIP No. 11252N101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     SHERLEIGH ASSOCIATES INC. DEFINED BENEFIT PENSION PLAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    2,222,236
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,222,236
    WITH:       ----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,222,236
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP
--------------------------------------------------------------------------------

CUSIP No. 11252N101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    2,472,764
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,472,764
    WITH:       ----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,472,764
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP
--------------------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

                           Brooke Credit Corporation

         (b) Address of Issuer's Principal Executive Offices:

                           10950 Grandview Drive, Suite 600
                           Overland Park, Kansas 66210

Item 2.

         (a) Name of Person Filing:

                           Jack Silver
                           Sherleigh Associates Inc. Defined Benefit Pension Pla Sherleigh Associates Inc. Profit Sharing Plan

         (b) Address of Principal Business Office or, if none, Residence:

                           SIAR Capital LLC
                           660 Madison Avenue
                           New York, NY 10021

         (c) Citizenship:

                           United States

         (d) Title of Class of Securities:

                           Common Stock

         (e) CUSIP Number:

                           11252N101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ] Broker or Dealer registered under Section 15 of the Act

(b)    [ ] Bank as defined in section 3(a)(6) of the Act

(c)    [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)    [ ] Investment Company registered under section 8 of the Investment
           Company Act

(e)    [ ] Investment Adviser registered under section 203 of the Investment
           Advisers Act of 1940

(f)    [ ] Employee Benefit Plan or endowment Fund in accordance with Rule
           13d-1(b)(1)(ii)(F);

(g)    [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)    [ ] A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act;

(i)    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) - (c)

         Jack Silver beneficially owns 4,695,000 shares of Common Stock of Brooke Credit Corporation representing 15.4% of the outstanding Common Stock, based on 25,722,898 shares of Common Stock outstanding. Such shares of Common Stock beneficially owned by Mr. Silver include: (i) 2,222,236 shares of Common Stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee and (ii) 2,472,764 shares of Common Stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee, but excludes 305,000 shares of Common Stock issuable upon exercise of warrants held by Jack S. and Shirley M. Silver Foundation, a charitable trust of which Mr. Silver is a trustee.

         Mr. Silver has the sole voting and dispositive power with respect to all 4,695,000 shares of Common Stock beneficially owned by him and with respect to all 305,000 shares of Common Stock beneficially owned by Jack S. and Shirley M. Silver Foundation.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         July 25, 2007
                         ------------------------------------
                         Date

                         /s/ Jack Silver
                         ------------------------------------
                         Signature

                         Jack Silver
                         ------------------------------------
                         Name/Title

                         Sherleigh Associates Inc. Profit Sharing Plan

                         By: /s/ Jack Silver
                             ------------------------------------
                             Name: Jack Silver
                             Title: Trustee

                         Sherleigh Associates Inc. Defined Benefit Pension Plan

                         By: /s/ Jack Silver
                             ------------------------------------
                             Name: Jack Silver
                             Title: Trustee